March 13, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS
FISCAL YEAR 2012 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s year ended December 31, 2012. The full version of the Company’s financial statements and Management’s Discussion and Analysis can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“We are pleased to report record revenues and revenue growth of 6% despite a decline in average silver prices” stated Robert Archer, CEO. “While we remained profitable, we saw a decrease in profitability due to lower metal prices, increases in our operating costs and greater expenditures in exploration and development activities. These additional expenditures resulted in the discovery of new silver-gold mineralization in the Guanajuato Mine Complex and the development of the underground infrastructure to connect the lower levels of the Guanajuatito Mine with the main ore hoisting shaft at Cata. Our focus for 2013 is to improve the profitability of our operations, and to commence the development of our San Ignacio Project in preparation for anticipated production in 2014.”

FOURTH QUARTER AND FISCAL YEAR 2012 FINANCIAL SUMMARY

Highlights (in 000s except ounces, amounts per share and per ounce)	2012 Q4	2011 Q4	Change	Year Ended Dec 31, 2012	Year Ended Dec 31, 2011	Change
Revenue	$17,789	$17,520	2%	$61,139	$57,818	6%
Gross profit (Earnings from mining operations)	$3,318	$6,032	-45%	$19,206	$26,916	-29%
Net income (loss)	$(1,285)	$(1,419)	9%	$5,510	$11,506	-52%
Adjusted EBITDA[1]	$3,800	$6,265	-39%	$16,893	$24,723	-32%
Earnings (loss) per share – basic	$(0.01)	$(0.01)	0%	$0.04	$0.09	-56%
Earnings (loss) per share – diluted	$(0.01)	$(0.01)	0%	$0.04	$0.08	-50%
Silver ounces produced	453,934	354,754	28%	1,560,040	1,495,372	4%
Silver equivalent ounces produced [2]	672,690	545,294	23%	2,378,603	2,200,013	8%
Silver payable ounces	446,077	425,225	5%	1,472,269	1,332,262	11%
Total cash cost per silver ounce (USD)[1]	$14.58	$11.92	22%	$12.24	$10.84	13%
Average realized silver price (USD)[3]	$31.94	$30.86	3%	$30.93	$34.71	-11%
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1.	“Adjusted EBITDA” and cash cost per silver ounce are non-IFRS measures. Refer to the “Non-IFRS Measures” section of the Company’s MD&A
2.

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations

3.	Average realized silver price is prior to treatment, refining and smelting charges

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Fiscal Year 2012 Financial and Operational Highlights (Compared to Fiscal Year 2011)

  Revenues totalled $61.1 million for the year ended December 31, 2012, an increase of 6%;

  Net income was $5.5 million for 2012, a decrease of 52%;

  Cash-flow from operating activities was $13.1 million for 2012, compared to $19.1 million;

  Cash position at year end was $25.9 million, inclusive of short term investments, compared to $39.5 million;

  Net working capital at year end was $44.5 million, compared to $53.8 million;

  Processed ore for 2012 totaled 230,120 tonnes, a 6% increase;

  Record metal production was achieved for 2012 of 2,378,603 silver equivalent ounces (“Ag eq oz”), an 8% increase;

  Silver production for 2012 increased 4% to 1,560,040 ounces;

  Gold production for 2012 increased 36% to a record of 10,924 ounces;

  Cash cost per silver ounce for 2012 increased 13% to US$12.24;

  Average silver grades at Guanajuato for 2012 were unchanged at 199g/t, while average gold grades increased to 2.02g/t from 1.52g/t;

  Topia average silver grades for 2012 decreased to 345g/t from 400g/t, and

  Guanajuato maintained strong metallurgical recoveries 2012 of 90.2% and 91.5% for silver and gold respectively.

Fourth Quarter 2012 Financial and Operational Highlights (Compared to Fourth Quarter 2011)

  Revenues totalled $17.8 million for the three months ended December 31, 2012 (“Q4 2012”) compared to $17.5 million for the three months ended December 31, 2011 (“Q4 2011”), an increase of 2%;

  Net loss for Q4 2012 was $1.3 million, compared to a net loss of $1.4 million in Q4 2011;

  Cash-flow from operating activities was $4.5 million for Q4 2012, compared to $9.9 million for Q4 2011;

  Processed ore for Q4 was 67,659 tonnes, representing an increase of 30%;

  Metal production for Q4 2012 was 672,690 Ag eq oz, a quarterly record and an increase of 23% over Q4 2011;

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  Silver production for Q4 was 453,934 ounces, an increase of 28%; and

  Gold production for Q4 was 2,826 ounces, an increase of 24%.

FISCAL YEAR 2012 FINANCIAL DISCUSSION

  Revenues for the year ended December 31, 2012 totalled $61.1 million, an increase of 6% over 2011 as a result of an increase in silver equivalent ounces sold, which offset an 11% decrease in the average realized silver price;

  Gross profit for the year ended December 31, 2012 was $19.2 million compared to $26.9 million for the year ended December 31, 2011. The decrease is due to higher site costs at both mines and lower ore grades at Topia. In addition, higher amortization and depletion charges were realized in cost of sales as a result of increased investments in mine development, exploration of operating mines, and plant and equipment over the past year;

  Gross profit percentage for the year ended December 31, 2012 was 31% compared to 47% for the year ended December 31, 2011. The decrease is attributed to a lower average realized silver price, higher unit cost of sales, and higher amortization and depletion charges;

  Consolidated cash cost per silver ounce for the year ended December 31, 2012 was US$12.24, a 13% increase from US$10.84 in 2011. The increase was primarily due to higher site costs at both mines and lower grades at Topia which resulted in higher unit production costs. In addition, the Company saw an increase in overall smelting and refining charges as a result of higher contractual charges for Topia concentrates. The higher unit production costs and smelting and refining charges were offset somewhat by higher by-product credits from an increase in gold production at Guanajuato;

  General and administrative expenses for the year ended December 31, 2012 totalled $10.1 million as compared to $8.6 million for the year ended December 31, 2011. The increase due primarily to a one-time payment of $0.7 million in connection with the retirement of an executive director, a $0.3 million increase in occupancy costs reflecting a new office lease and the remaining payments on the lease for the former premises;

  Exploration and evaluation expenses for the year ended December 31, 2012 were $2.4 million compared to $0.9 million for the year ended December 31, 2011. The increase is attributable to an increase in exploration and business development activities outside of the Company’s operating mines. These include exploration activities at Santa Rosa and the El Horcon Project and increased evaluation activities in connection with prospective acquisitions;

  Net income for the year ended December 31, 2012 totalled $5.5 million, compared to $11.5 million for the year ended December 31, 2011. The decrease is attributable to a $7.7 million decrease in gross profit, a $1.5 million increase in general and administrative expenses, a $1.5 million increase in exploration and evaluation expenses, and an increase in tax expense of $2.2 million. These were offset by a foreign exchange gain of $2.8 million in 2012 in finance and other income compared to a foreign exchange loss of $4.6 million in 2011;

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  Foreign exchange gains and losses arise from the translation of foreign denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency. The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent. These unrealized gains and losses are recognized in the consolidated net income of the Company;

  Adjusted EBITDA1 was $16.9 million for the year ended December 31, 2012, compared to $24.7 million for the year ended December 31, 2011. The decrease is primarily due to a decrease in gross profit but also an increase in general and administrative expenses before amortization and share-based payment expenses, and increased exploration and evaluation expenses;

  At December 31, 2012, the Company had cash and cash equivalents of $25.9 million, inclusive of short term investments, which constituted a decrease of $13.6 million from the balance at December 31, 2011. During the year, the Company generated net cash flows from operating activities of $13.1 million. Net cash outflows from investment activities were $27.5 million for the year, primarily related to the development and exploration of the Company’s operating mines, the purchase of plant and mine equipment, and the acquisition of the El Horcon Project for $1.6 million; and

  At December 31, 2012, the Company’s net working capital position remained strong at $44.5 million, although it represented a decrease from $53.8 million at December 31, 2011.

FOURTH QUARTER 2012 FINANCIAL DISCUSSION

  Revenues totalled $17.8 million for the fourth quarter 2012 compared to $17.5 million for fourth quarter of 2011, an increase of 2%;

  Gross profit for the fourth quarter of 2012 was $3.3 million compared to $6.0 million for the fourth quarter of 2011. The decrease was due to lower average realized metal prices, higher unit operating costs, higher smelting and refining charges and increased amortization and depletion costs;

  Cash cost per silver ounce for the fourth quarter of 2012 increased 22% to US$14.58 compared to the fourth quarter of 2011 due primarily to lower grades at Topia and increased site labour and contractor operating costs;

  General and administrative expenses for the fourth quarter of 2012 were $1.9 million for the fourth quarter of 2012 compared to $3.2 million for the fourth quarter of 2011. The decrease was the result of a large share-based payment expense of $1.2 million in the fourth quarter of 2011. During 2011 the Company only granted options in the fourth quarter, whereas in 2012 the Company granted options throughout the year;

  Net loss for the fourth quarter of 2012 was $1.3 million, compared to a net loss of $1.4 million for the fourth quarter of 2011;
____________________

1

“Adjusted EBITDA” is a non-IFRS measure. Refer to the “Non-IFRS Measures” section of this Press Release and the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.

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  Adjusted EBITDA for the fourth quarter of 2012 was $3.8 million, compared to $6.3 million for the fourth quarter of 2011. The decrease is attributable to a decrease in gross profit and an increase in exploration and evaluation expenses.

OUTLOOK

The Company’s primary focus for the 2013 fiscal year is to improve and strengthen the operational efficiency of the existing operations and build the platform for more significant growth in 2014 and beyond.

The Company’s goals are to:

1.	Increase cash flow from mine operations by cutting costs and improving operating efficiency;
2.	Aggressively drive the development of the San Ignacio Project with the view to commencing production in 2014 to augment existing production at the Guanajuato Mine Complex;
3.	Commence the exploration drilling at the El Horcon Project; and
4.	Develop acquisition opportunities.

The Company expects metal production for 2013 to be in the range of 2.4 to 2.5 million Ag eq oz, and cash costs to be in the range of US$10.00 to US$11.00 per silver ounce.

2013 Production and Cash Cost per Silver Ounce Guidance	2012 Actual	2013 Guidance Range
Silver Equivalent Ounces	2,378,603	2,400,000 – 2,500,000

Cash costs per silver ounce (USD)	$ 12.24	$ 10.00 – 11.00

CONFERENCE CALL TO DISCUSS FISCAL YEAR 2012 FINANCIAL RESULTS

The Company will hold a conference call to discuss the financial results on March 14, 2013, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time. Hosting the call will be Mr. Robert Archer, Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free):	1-877-407-9205
Dial in number (International):	+1-201-689-8054
No passcode is required

A replay of the teleconference call will be available until March 21, 2013 by dialing the numbers below. In addition, the call will be archived on the Company's website.

Replay number (Toll Free):	1-877-660-6853
Replay number (International):	+1-201-612-7415
Conference ID #:	409255

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NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Silver Ounce which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2012 for a definition and reconciliation of these measures to reported IFRS results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato, the development stage San Ignacio Project as well as the exploration project El Horcon. The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver's Financial Statements or the Annual Information Form in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com, and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

December 31, 2012 and December 31, 2011

	December 31,	December 31,
	2012	2011

		Recast
		(Note 5)

Assets

Current assets:
Cash and cash equivalents	$20,735	$34,437
Short term investments	5,164	5,080
Trade and other receivables	18,099	14,076
Income taxes recoverable	130	374
Inventories	6,927	4,591
Prepaid expenses, deposits and advances	1,995	1,732
	53,050	60,290
Non-current assets:
Mineral properties, plant and equipment	55,451	38,078
Exploration and evaluation assets	7,270	3,868
Intangible assets	705	708
Deferred tax asset	253	-
	$116,729	$102,944

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$8,111	$6,350
Finance lease obligations	-	130
Current tax liability	400	-
	8,511	6,480
Non-current liabilities:
Reclamation and remediation provision	2,447	2,154
Deferred tax liability	5,746	1,824
	16,704	10,458

Shareholders’ equity:
Share capital	122,444	121,536
Reserves	7,586	6,465
Deficit	(30,005)	(35,515)
	100,025	92,486
	$116,729	$102,944

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2012 and 2011

	2012	2011

Revenue	$61,139	$57,818
Cost of sales
Production costs	32,864	25,475
Amortization and depletion	8,684	4,465
Share-based payments	385	962
	41,933	30,902

Gross profit	19,206	26,916

General and administrative expenses
Administrative expenses	8,808	7,222
Amortization and depletion	206	97
Share-based payments	1,071	1,248
	10,085	8,567

Exploration and evaluation expenses
Exploration and evaluation expenses	2,309	928
Share-based payments	73	-
	2,382	928

Income before the undernoted	6,739	17,421

Finance and other income (expense)
Interest income	442	435
Finance costs	(34)	(324)
Foreign exchange gain (loss)	2,828	(4,572)
Other (expense) income	(265)	531
	2,971	(3,930)

Income before income taxes	9,710	13,491

Income tax expense
Current	(592)	(108)
Deferred	(3,608)	(1,877)
	(4,200)	(1,985)
Net income for the year	$5,510	$11,506

Other comprehensive income (loss), net of tax
Foreign currency translation	1	(352)
Change in fair value of available-for-sale financial assets	(8)	(103)
	(7)	(455)
Total comprehensive income for the year	$5,503	$11,051

Earnings per share
Basic	$0.04	$0.09
Diluted	$0.04	$0.08

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GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For years ended December 31, 2012 and 2011

	2012	2011

		As restated

Cash flows from operating activities
Net income for the year	$5,510	$11,506

Items not involving cash:
Amortization and depletion	8,890	4,561
Unrealized foreign exchange (gains) losses	(2,860)	3,849
Income tax expense	4,200	1,985
Share-based payments	1,529	2,210
Other non-cash items	(391)	(223)
	16,878	23,888

Interest received	384	378
Interest paid	(6)	(171)
Income taxes paid	(202)	(267)
Net cash from operating activities before changes in non-cash working capital	17,054	23,828

Changes in non-cash working capital:
Trade and other receivables	(3,963)	(4,384)
Income taxes recoverable	244	(135)
Inventories	(1,924)	(1,821)
Prepaid expenses, deposits and advances	(263)	(599)
Trade and other payables	1,982	2,070
Current tax liability	10	140
Net cash from operating activities	13,140	19,099

Cash flows from investing activities:
Purchase of intangible assets	(811)	(627)
Purchase of mineral properties, plant and equipment	(26,712)	(23,459)
Proceeds from disposal of mineral properties, plant and equipment	86	149
Purchase of short term investments	(85)	(5,000)
Restricted cash	-	151
Net cash used in investing activities	(27,522)	(28,786)

Cash flows from financing activities:
Repayment of capital lease obligations	(130)	(367)
Repayment of promissory notes	-	(450)
Repayment of convertible loan notes	-	(62)
Proceeds from exercise of options	507	2,309
Proceeds from exercise of warrants	-	6,170
Issuance of shares for cash, net of issue costs	-	22,512
Net cash from financing activities	377	30,112

Effect of foreign currency translation on cash	303	45

Increase (decrease) in cash and cash equivalents	(13,702)	20,470
Cash and cash equivalents, beginning of year	34,437	13,967
Cash and cash equivalents, end of year	$20,735	$34,437